UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,992,640
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,992,640
	10.	Shared Dispositive Power 25,113,022
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,105,662
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,939,872
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,939,872
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,494,783
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,494,783
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,427,295
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,427,295
	10.	Shared Dispositive Power 25,113,022
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,540,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,230
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,230
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 747
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 747
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,438,272
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,438,272
	10.	Shared Dispositive Power 25,113,022
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,551,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.4% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,551,294
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,438,272
	10.	Shared Dispositive Power 25,113,022
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,551,294
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 106,451,439 common shares outstanding as of November 15, 2013, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 that was filed by Holdings with the Securities and Exchange Commission on November 21, 2013.

This Amendment No. 23 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report (i) grants of Holdings Common Stock by Holdings to Mr. Lampert pursuant to the Letter that have increased the amount of Holdings Common Stock that the Reporting Persons may be deemed to beneficially own and (ii) a distribution of Holdings Common Stock by Partners on a pro rata basis to limited partners that elected to redeem all or a portion of their limited partnership interests in Partners in December 2013.

Item 2. Identity and Background.

Item 2 (c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also Chairman of the Board of Directors and Chief Executive Officer of Holdings. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In grants of Holdings Common Stock by Holdings on March 29, 2013, April 30, 2013, May 31, 2013, June 28, 2013, July 31, 2013, August 30, 2013, September 30, 2013, October 31, 2013 and November 29, 2013, pursuant to the Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an aggregate of 71,976 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of Holdings Common Stock.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of December 3, 2013, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	47,105,662	(1)	44.3%	21,992,640		0	21,992,640		25,113,022	(1)
SPE I Partners, LP	1,939,872		1.8%	1,939,872		0	1,939,872		0
SPE Master I, LP	2,494,783		2.3%	2,494,783		0	2,494,783		0
RBS Partners, L.P.	51,540,317	(1)(2)	48.4%	26,427,295	(2)	0	26,427,295	(2)	25,113,022	(1)
ESL Institutional Partners, L.P.	10,230		0.0%	10,230		0	10,230		0
RBS Investment Management, L.L.C.	10,230	(3)	0.0%	10,230	(3)	0	10,230	(3)	0
CRK Partners, LLC	747		0.0%	747		0	747		0
ESL Investments, Inc.	51,551,294	(1)(4)	48.4%	26,438,272	(4)	0	26,438,272	(4)	25,113,022	(1)
Edward S. Lampert	51,551,294	(1)(5)	48.4%	51,551,294	(1)(5)	0	26,438,272	(5)	25,113,022	(1)

(1)	This number includes 25,113,022 shares of Holdings Common Stock held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I and 2,494,783 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 10,230 shares of Holdings Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(5)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, and 747 shares of Holdings Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2013

ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	9/30/2013	Grant Pursuant to a Letter between Edward S. Lampert and Sears Holdings Corporation	7,198		$0
Edward S. Lampert	10/31/2013	Grant Pursuant to a Letter between Edward S. Lampert and Sears Holdings Corporation	7,198		$0
Edward S. Lampert	11/29/2013	Grant Pursuant to a Letter between Edward S. Lampert and Sears Holdings Corporation	7,197		$0
ESL Partners, L.P.	12/02/2013	Pro Rata Distribution to Redeeming Limited Partners		7,417,797	$0